Exhibit 99.2

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road, Weifang

Shangdong Province

People’s Republic of China

May 22, 2022

By Email

Enesoon New Energy Limited

8/F Chinese Academy of Science and Technology Development Incubator Bldg.

High-tech Sougth 1st Road, Nashan District, Shenzen

Guangdong Province

People’s Republic of China

Re:	Notice of Termination of Securities Purchase Agreement, Entered Into As Of March 31, 2021, as amended by Amendment to Securities Purchase Agreement, Made As Of July 31, 2021 (collectively, the “Agreement”), by and among by and among (i) Fuwei Films (Holdings) Co., Ltd., a Cayman Islands exempted company (“FFHL”); (ii) Enesoon New Energy Limited, a British Virgin Islands company (the “Company”), (iii) the current shareholders of the Company, whose signatures have been included in the signatures to such Amendment (collectively, the “Sellers”), and (iv) 爱能森新能源（深圳）有限公司

Dear Sirs,

FFHL hereby notifies the Sellers that FFHL hereby terminates the Agreement with immediate effect in accordance with Section 10.2(e) of the Agreement. Such termination of the Agreement shall have the effects set forth in Section 10.3 of the Agreement.

[Signature page to follow.]

Very truly yours,

Fuwei Films (Holdings) Co., Ltd.,
a Cayman Islands company

/s/ Lei Yan
Director

Cc:	Richard I. Anslow, Esq. (by email) Jie (Jeffrey) Sun, Esq. (by email)

ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST WRITTEN ABOVE:

Enesoon New Energy Limited,
a British Virgin Islands company

/s/ Shaoping LU
Director